SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 3
                                       TO
                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             MEDIS TECHNOLOGIES LTD.
         (Name of Subject Company (issuer) and Filing Person (offeror))

          WARRANTS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   58500P 10 7
                (CUSIP Number of Class of Underlying Securities)

                                ROBERT K. LIFTON
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                             MEDIS TECHNOLOGIES LTD.
                                805 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 935-8484
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                   Copies to:

                              IRA I. ROXLAND, ESQ.
                              STEPHEN E. FOX, ESQ.
                        SONNENSCHEIN NATH & ROSENTHAL LLP
                           1221 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10020
                                 (212) 768-6700

                            CALCULATION OF FILING FEE

--------------------------------------- ----------------------------------------
       TRANSACTION VALUATION(1)                AMOUNT OF FILING FEE(2)
--------------------------------------- ----------------------------------------
              $10,042,367                                $813
--------------------------------------- ----------------------------------------

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(1)  Calculated  solely for purposes of determining  the filing fee. This amount assumes that loyalty program warrants to purchase an aggregate of 848,000 shares of common stock of Medis Technologies Ltd. having an aggregate value of $6,285,727 will be exchanged pursuant to this offer. The aggregate value of such loyalty program warrants was calculated based on the Black-Scholes option pricing model. The transaction valuation also includes the aggregate cash exercise price of $3,756,640 if all of the new warrants are exercised.

(2) The amount of the filing fee, calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction. The filing fee was paid in connection with previous filings of this Schedule TO.

[ ]  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable

Form or Registration No.: Not applicable

Filing Party: Not applicable

Date Filed: Not applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

|X|  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (the "Tender Offer Statement") filed by Medis Technologies Ltd., a Delaware corporation ("Medis"), relating to the offer (the "Offer") by Medis to exchange outstanding warrants issued pursuant to Medis' 2002 shareholder loyalty program ("Loyalty Program Warrants") for a corresponding number of new warrants and the exercise of such new warrants, upon the terms and subject to the conditions set forth in the Offer to Exchange and Exercise dated September 3, 2003, as amended and supplemented, copies of which were attached as Exhibits
(a)(1) and (a)(12) to the Tender Offer Statement, as amended.

ITEM 4. TERMS OF THE TRANSACTION.

     Item 4, subparagraph (a) of the Tender Offer Statement is hereby amended and supplemented to add the following:

     The Offer expired at midnight, Eastern time, on November 13, 2003 (the "Expiration"). Pursuant to the Offer, Medis issued, as of the Expiration, new warrants to purchase 839,966 shares of Medis' common stock, representing approximately 99% of the maximum number of new warrants issuable pursuant to the Offer, in exchange for a like number of tendered Loyalty Program Warrants. Concurrently with such issuance of the new warrants, the new warrants were exercised pursuant to the Offer. Each new warrant was exercisable into one share of common stock and a one-year warrant to purchase, at an exercise price of $9.60 per share, an additional share of common stock for every two new warrants exercised. Upon such exercise, Medis issued to its tendering Loyalty Program Warrantholders an aggregate of 839,966 shares of common stock and one-year warrants to purchase an aggregate of 420,023 shares of common stock.

     Medis received gross proceeds of approximately $3,721,000 with respect to the Offer.

ITEM 12. EXHIBITS.

(a)(1)         Offer to Exchange and Exercise, dated September 3, 2003*

(a)(2)         Election Form*

(a)(3)         Withdrawal Form*

(a)(4)         Instructions to Election Form and Withdrawal Form*

(a)(5)         Form of New Warrant*

(a)(6) Form of One-Year Warrant (Incorporated by reference to the Company's Registration Statement on Form S-3, as amended, filed with the SEC (Registration No. 333-107801))

(a)(7) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 filed with the SEC on March 27, 2003 (Incorporated by Reference)

(a)(8) The Company's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2003 filed with the SEC on May 14, 2003 (Incorporated by Reference)

(a)(9) The Company's Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2003 filed with the SEC on August 7, 2003(Incorporated by Reference)

(a)(10)        Press release dated October 1, 2003*

(a)(11)        Prospectus dated October 17, 2003*

(a)(12)        Supplement to Offer to Exchange and  Exercise,  dated October 17,
               2003*

(a)(13)        Letter to Warrantholders dated October 17, 2003*

(a)(14)        Press release dated October 17, 2003*

(a)(15) Press release dated November 14, 2003 (Incorporated by Reference to exhibit 99.1 of the Company's Current Report on Form 8-K dated and filed on November 14, 2003)

(a)(16)        Letter to Participants accompanying one-year warrant distribution

(b)            Not applicable

(d)(1) Form of Loyalty Program Warrant (Incorporated by Reference to exhibit 4.3 of the Company's Registration Statement on Form S-1, as amended, filed with the SEC (Registration No. 333-73276))

(d)(2) Loan Agreement, dated as of December 29, 2000 between Fleet National Bank, as the lender, and Medis Technologies Ltd., as the borrower (Incorporated by Reference to exhibit 10.5 of the Company's Annual Report on Form 10-K for the year ended December 30, 2000)

(g)            Not applicable

(h)            Not applicable

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* Previously filed with this Schedule TO

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   MEDIS TECHNOLOGIES LTD.



                                   By:     /S/ ROBERT K. LIFTON
                                      -------------------------------------
                                   Name:   Robert K. Lifton
                                   Title:  Chairman and Chief Executive Officer
Date: November 17, 2003

(a)(1)         Offer to Exchange and Exercise, dated September 3, 2003*

(a)(2)         Election Form*


(a)(3)         Withdrawal Form*

(a)(4)         Instructions to Election Form and Withdrawal Form*

(a)(5)         Form of New Warrant*

(a)(6) Form of One-Year Warrant (Incorporated by reference to the Company's Registration Statement on Form S-3, as amended, filed with the SEC (Registration No. 333-107801))

(a)(7) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 filed with the SEC on March 27, 2003 (Incorporated by Reference)

(a)(8) The Company's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2003 filed with the SEC on May 14, 2003 (Incorporated by Reference)

(a)(9) The Company's Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2003 filed with the SEC on August 7, 2003(Incorporated by Reference)

(a)(10)        Press release dated October 1, 2003*

(a)(11)        Prospectus dated October 17, 2003*

(a)(12)        Supplement to Offer to Exchange and  Exercise,  dated October 17,
               2003*

(a)(13)        Letter to Warrantholders dated October 17, 2003*

(a)(14)        Press release dated October 17, 2003*

(a)(15) Press release dated November 14, 2003 (Incorporated by Reference to exhibit 99.1 of the Company's Current Report on Form 8-K dated and filed on November 14, 2003)

(a)(16)        Letter to Participants accompanying one-year warrant distribution

(b)            Not applicable

(d)(1) Form of Loyalty Program Warrant (Incorporated by Reference to exhibit 4.3 of the Company's Registration Statement on Form S-1, as amended, filed with the SEC (Registration No. 333-73276))

(d)(2) Loan Agreement, dated as of December 29, 2000 between Fleet National Bank, as the lender, and Medis Technologies Ltd., as the borrower (Incorporated by Reference to exhibit 10.5 of the Company's Annual Report on Form 10-K for the year ended December 30, 2000)

(g)            Not applicable

(h)            Not applicable

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* Previously filed with this Schedule TO